Exhibit 99.1

Resolutions of the Annual General Meeting of Members

TAINAN, Taiwan – August 28, 2014 – Himax Technologies, Inc. (Nasdaq: HIMX) (“Himax” or “Company”), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, held its annual general meeting on August 27th, 2014, which passed the following resolution:
1. Shareholder(s) Adoption of the Company’s 2013 Audited Accounts and Financial Reports
2. Retirement and Re-election of Mr. Jordan Wu as a Director of the Company